Exhibit 99.4

SOUFUN HOLDINGS LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING ORDINARY SHARES OF

SOUFUN HOLDINGS LIMITED

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN

Resolution 1	☐	☐	☐

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.
☐

Address Change ☐ Mark box, sign and indicate changes/comments below:

				Sign Below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Ordinary Resolution

1.	To consider and, if thought fit, pass the following ordinary resolution to re-elect Mr. Sol Trujillo as a member of the Board of Directors of the Company (the “Board”):

“RESOLVED THAT, Mr. Sol Trujillo be, and hereby is, re-elected as a member of the Board.”

SouFun Holdings Limited	Voting Instruction Card
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64507, St. Paul, MN 55164-0507

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of SouFun Holdings Limited (the “Company”) will be held at 10:30 a.m. (Beijing time), on Wednesday, November 12, 2014 at Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100160, the People’s Republic of China, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR, AGAINST or to ABSTAIN from voting on the Resolution to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each of the Company’s Proposals. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), November 6, 2014. Only the registered holders of record at the close of business on October 10, 2014 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record on October 10, 2014, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given below.

To view the AGM Notice and Proxy Statement, please visit http://ir.fang.com

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on November 6, 2014.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.